UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2010
OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from                      to                     .
Commission file number 1-33732
     A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Northfield Bank Employee Savings Plan
     B. Name of issuer of the securities held pursuant to the plan and the address of its principle executive office: Northfield Bancorp, Inc., 1410 St. Georges Avenue, Avenel, New Jersey 07001.

Northfield Bank Employee Savings Plan

December 31, 2010 and 2009
The Northfield Bank Employee Savings Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the following financial statements and schedule have been prepared in accordance with the financial reporting requirements of ERISA.
The following financial statements, schedule and exhibits are filed as a part of this Annual Report on Form 11-K.

Page(s)
(a) Financial Statements of the Plan

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Plan Benefits	2

Statement of Changes in Net Assets Available for Plan Benefits	3

Notes to Financial Statements	4 — 10

(b) Schedule *

Schedule of Assets Held at End of Year- Schedule H, Line 4i as of December 31, 2010	11

* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

(c) Index to Exhibits	12

(d) Signature	13
EX-23.1

Report of Independent Registered Public Accounting Firm
To the Plan Administrator and Participants
Northfield Bank Employee Savings Plan:
We have audited the accompanying statements of net assets available for plan benefits of the Northfield Bank Employee Savings Plan as of December 31, 2010 and 2009, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Northfield Bank Employee Savings Plan as of December 31, 2010 and 2009, and the changes in its net assets available for plan benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented only for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Withum Smith + Brown, PC
Morristown, New Jersey
June 22, 2011

Northfield Bank Employee Savings Plan
Statements of Net Assets Available for Plan Benefits
December 31, 2010 and 2009

	2010	2009
Assets

Investments, at estimated fair value:
Mutual funds	$2,923,865	$2,864,333
Interest in common/collective trusts	3,278,552	3,091,270

Northfield Bancorp, Inc. Stock Fund:
Northfield Bancorp, Inc. common stock	5,510,981	5,281,142
Money market mutual fund	281,780	235,568

Total Northfield Bancorp, Inc. Stock Fund	5,792,761	5,516,710

Total investments, at estimated fair value	11,995,178	11,472,313

Contributions receivable — employer	—	1,567

Contributions receivable — employee	—	5,125

Notes receivable from participants	397,384	375,787

Net assets available for plan benefits at fair value	12,392,562	11,854,792

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	(51,067)	(4,281)

Net assets available for plan benefits	$12,341,495	$11,850,511

The Notes to Financial Statements are an integral part of these statements.

Northfield Bank Employee Savings Plan
Statement of Changes in Net Assets Available for Plan Benefits
Year Ended December 31, 2010

Additions —
Additions to net assets attributable to:
Investment income-
Interest and dividend income	$149,573
Net appreciation in fair value of investments	417,124

Total investment income	566,697

Contributions-
Employer	170,031
Participant	584,453
Employee rollover	158,352

Total contributions	912,836

Total additions	1,479,533

Deductions —
Deductions from net assets attributable to:
Participant distributions	980,324
Administrative expenses	8,225

Total deductions	988,549

Net increase in net assets	490,984

Net assets available for plan benefits, beginning of the year	11,850,511

Net assets available for plan benefits, end of the year	$12,341,495

The Notes to Financial Statements are an integral part of this statement.

Northfield Bank Employee Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009
1.	Description of Plan
The following description is provided for general information summary purposes. Participants of the Northfield Bank Employee Savings Plan (the “Plan”) should refer to the Summary Plan document for more detailed and complete description of the Plan provisions.
General
The Plan is a defined contribution employee savings plan covering all eligible employees of Northfield Bank (the “Bank”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Contributions
Participating employees with one or more years of credit service who are salaried employees are entitled to contribute to the plan between 2% to 15% (subject to certain IRS limitations) of their compensation, as defined in the Plan. Contributions can be made on a before-tax basis.
The Bank matches a portion of the participants before tax contributions. The Bank contributed an amount equal to one-quarter of the employee contributions on the first 6% of base compensation, as defined, contributed by eligible employees for the first three years of participation. The Bank contributed an amount equal to one-half of the employee contributions on the first 6% of base compensation, as defined, contributed by eligible employees for years subsequent to three years of participation. The Bank may make discretionary contributions which may vary in amount from year to year. There were no discretionary Bank contributions made for 2010.
Vesting
Plan participants are 100 percent vested in the account balance attributable to their voluntary contributions, including related earnings therein.
The vesting schedule related to Bank matching contributions are as follows:

Years of Service	Percentage Vested
Less than 1 year	-0-%
1 year	20%
2 years	40%
3 years	60%
4 years	80%
5 years or more	100%
Forfeitures
If a participant terminates employment with the Bank and is less than 100% vested in the employer contribution, the participant forfeits the non-vested portion of their employer contribution. A forfeiture will occur in the plan year that the participant receives a distribution on their entire vested account or if the participant does not receive a distribution after five consecutive one year breaks in service. Forfeitures are retained in the Plan and used to reduce future Bank contributions. Forfeitures included in plan assets amounted to $5,975 and $11,676 as of December 31, 2010 and 2009, respectively.
Administrative Expenses
Expenses associated with administering the Plan are generally paid by the Bank. Certain participant-specific expenses are assessed against such Participant’s individual investment accounts.
Payment of Benefits
On termination of service due to death, a participant’s vested account balance will be distributed one of three ways: as a single cash payment within 1 year of the date of termination, through a straight-line annuity, or a rollover to an individual retirement account or another qualified plan for a surviving spouse. For termination of service due to disability, retirement or other reasons a participant may receive the

Northfield Bank Employee Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009
value of the vested interest in his or her account as a single cash payment, rollover to an individual retirement (IRA) or a straight-life annuity contract.
Notes Receivable from Participants
Eligible participants may borrow up to the lesser of (1) fifty percent (50%) of the value of the employee vested account or (2) $50,000 reduced by the largest outstanding receivable balance during the past 12 months. The interest rate on all such notes receivable are fixed for the term of the receivable and are based on the “prime rate’ as published in the Wall Street Journal on the first day of the month in which the loan was made. The rate shall remain in effect until the receivable is repaid. Interest rates on notes receivable from participants ranged from 3.25% to 8.25% at December 31, 2010 and 4.00% to 8.25% at December 31, 2009.
Distributions
During employment, a participant may make withdrawals of amounts applicable to employee and vested employer contributions, subject to certain restrictions, as defined. Participants are entitled to withdraw funds upon attaining age 59 1/2 or for financial hardship before that age. Participants may qualify for financial hardship withdrawals if they have an immediate and substantial financial need, as defined by the Plan document. Participants are limited to one withdrawal in any calendar year.
2.	Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements are prepared using the accrual method of accounting. Certain prior year balances have been reclassified to conform to current year presentation.
Payment of Benefits
Amounts paid to participants are recorded upon distribution.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.
Reclassifications
Certain prior year balances have been reclassified to conform to current year presentation. Specifically, notes receivable from participants have been reclassified on the statement of net assets to be excluded from total investments and reported at their unpaid principal balance plus accrued interest as a separated item on the statement of net assets available for plan benefits in accordance with Accounting Standards Update (ASU) 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans a consensus of the Financial Accounting Standards Board (FASB) Emerging Issues Task Force.
       Investment Valuation and Income Recognition
The Northfield Bancorp, Inc. Stock fund is valued at its estimated fair value based on the last reported sales price of the year for its ownership of Northfield Bancorp, Inc. common stock and the published market value in active markets for its ownership in money market mutual funds. Mutual Funds are valued on the last business day of the year based on published market values in active markets. Investments in common/collective trusts, are based on fair value of the underlying mutual funds, which are valued on the last business day of the year based on published market values in active markets.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for plan benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. An investment contract is a contract issued by a financial institution to provide a stated rated rate of return to the buyer of the contract for a specified

Northfield Bank Employee Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009
period of time. A security backed contract has similar characteristics as a traditional investment contact and is comprised of two parts: the first part is fixed-income security or portfolio of fixed-income securities; the second part is a contract value guarantee (wrapper) provided by a third party. Wrappers provide contract value payments for certain participant-initiated withdrawals and transfers, a floor crediting rate, and return of fully accrued contract value at maturity. The contract value represents contributions made under contract less any participant directed withdrawals plus interest which has not been received from the issuer. The Plan invests in investment contracts through a common collective trust (Wells Fargo Stable Return Fund J). As required by the U.S. generally accepted accounting principles, the Statement of Net Assets Available for Plan Benefits presents the estimated fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Plan Benefits is prepared on a contract value basis. The estimated fair value of the Plan’s interest in the Wells Fargo Stable Return Fund J are primarily based on the following; Guaranteed Investment Contracts (GIC) are based on the discounted present value of future cash flows at the current discount rate and security-backed contracts are based on the estimated fair value of underlying securities and the estimated fair value of the wrapper contract. The estimated fair value of the wrapper contract provided by a security-backed contract issuer is the present value of the difference between the wrapper fee and the contracted wrapper fee.
In certain circumstances, the amount withdrawn from the wrapper contract would be payable at fair value rather that at contract value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, if the employer elects to withdraw from the wrapper contract in order to switch to a different investment provider, or if the terms of successor plan (in the event of spin-off or sale of a division) do not meet the wrapper contract issuer’s underwriting criteria for issuance of clone wrapper contract. These events described above that could result in the payment of benefits at market value rather than at contract value are not probable in the foreseeable future.
As of December 31, 2010 and 2009, the average yields for GICs were as follows:

	2010	2009
Based on actual earnings	2.38%	3.40%
Based on interest rate credited to participants	2.90%	3.32%
Actual earnings of the GICs represents the annualized earnings of all investments in the Fund, including the earnings recorded at the underlying collective trusts, divided by the fair value of all investments in the Fund at December 31, 2010 and 2009, respectively. Interest credit to the participants for the GICs represents the annual earnings credited to participants in the Fund, divided by the fair value of all investments in the Fund at December 31, 2010 and 2009, respectively.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Notes Receivable from Participants
Notes receivable are valued at their unpaid principal balance plus any accrued but unpaid interest. Upon, default, these receivables are deemed to be a distribution to the participant.
Risks and Uncertainties
The Plan has various investments, directed by participants, including mutual funds, common/collective trusts, and direct holdings in common stock of Northfield Bancorp, Inc., parent company of the Bank. These investments are subject to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Plan Benefits.

Northfield Bank Employee Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009
The Northfield Bancorp, Inc. Stock Fund is subject to various risks including concentration risk since the fund invests primarily in the common stock of Northfield Bancorp, Inc. and therefore the performance of the fund is primarily determined by the performance of Northfield Bancorp, Inc. common stock. The market price of Northfield Bancorp, Inc. common stock is dependent on a number of factors, including the financial condition and profitability of Northfield Bancorp, Inc. and Northfield Bank. In addition, the market price of Northfield Bancorp, Inc. common stock may be affected by general market conditions, market interest rates, the market for financial institutions, merger and takeover transactions, the presence of professional and other investors who purchase common stock on speculation, as well as other unforeseeable events not necessarily within the control of the board of directors of Northfield Bancorp, Inc. and the Bank.

Effects of New Accounting Pronouncements

Notes Receivable from Participants In September 2010, the FASB issued ASU 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans a consensus of the Financial Accounting Standards Board (FASB) Emerging Issues Task Force. ASU 2010-25 changed the reporting of loans to participants. Prior to ASU 2010-25, loans to participants were reported as investments at estimated fair value. ASU 2010-25 requires that loans to participants be reported as notes receivable from participants at the unpaid principal balance plus any accrued but unpaid interest. ASU 2010-25 is effective for periods ending after December 15, 2010. The Plan adopted ASU 2010-25 in the 2010 financial statements, applied retrospectively for all periods presented. The adoption of ASU 2010-25 was not significant as the unpaid principal balance plus accrued interest of loans to participants approximated estimated fair value.

The Plan is not aware of other new accounting standards that were required to be adopted in 2010, or yet to be adopted, that would materially affect the Plan’s 2010 or prospective financial statements.
3.	Investments
The following presents investments at December 31 that represented 5% or more of the Plan’s net assets:

Investment	2010	2009

Wells Fargo Stable Return Fund J*	$2,321,246	$2,140,708
Neuberger Berman Genesis Fund	765,028	795,036
SsgA S&P 500 Index Fund	756,684	604,028
Northfield Bancorp, Inc. Stock Fund	5,792,761	5,516,710

*-	represents contract value
For the year ended 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $417,124 which was made up of the following; interests in common/collected trusts, mutual funds, and the Northfield Bancorp, Inc Stock Fund appreciated (depreciated) by $313,681, $148,929, and $(45,486) respectively.

For the year ended December 31, 2010, investment and advisory expenses were approximately $8,000.
4.	Differences Between Financial Statements and Form 5500
The following is a reconciliation of net assets available for plan benefits per financial statements and Form 5500:

Northfield Bank Employee Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

	December 31,
	2010	2009

Net assets available for plan benefits per financial statements	$12,341,495	$11,850,511
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	51,067	4,281

Net assets available for plan benefits per Form 5500	$12,392,562	$11,854,792

The following is a reconciliation of investment income per the financial statements to the Form 5500:

Year Ended
December 31, 2010
Total additions per financial statements	$1,479,533
Adjustment from the fair value to contract value for fully benefit-responsive investment contracts	46,786

Total additions per 5500	$1,526,319

5.	Fair Value Measurements
In accordance with U.S. generally accepted accounting principles, each of the Plan’s fair value measurements are categorized in one of the following three levels based on the lowest level input that is significant to the fair value measurement in its entirety:

• Level 1—Quoted prices in active markets for identical assets or liabilities.

• Level 2—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

• Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Northfield Bank Employee Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009
In accordance with U.S. generally accepted accounting principles, the following table represents the Plan’s fair value hierarchy for its financial assets (cash equivalents and investments) measured at fair value on a recurring basis as of December 31, 2010 and 2009:

	Fair Value Measurements at December 31, 2010:
	Total	(Level 1)	(Level 2)	(Level 3)
Assets:

Mutual Funds:
Bond fund	$522,538	$522,538	$—	$—
Index fund	756,684	756,684	—	—
Large cap funds	443,567	443,567	—	—
Mid cap growth funds	268,591	268,591	—	—
Small cap growth funds	765,028	765,028	—	—
International fund	134,011	134,011	—	—
Targeted retirement funds	33,446	33,446	—	—

Total mutual funds	2,923,865	2,923,865	—	—

Interest in Common/Collective Trusts:
Equity funds	832,946	—	832,946	—
Fixed income equity funds	73,293	—	73,293	—
Guaranteed Investment Contracts (GICs)	2,372,313	—	2,372,313	—

Total interest in Common/Collective Trusts	3,278,552	—	3,278,552	—

Northfield Bancorp, Inc Stock Fund	5,792,761	5,792,761	—	—

	$11,995,178	$8,716,626	$3,278,552	$—

	Fair Value Measurements at December 31, 2009:
	Total	(Level 1)	(Level 2)	(Level 3)
Assets:

Mutual Funds:
Bond fund	$548,880	$548,880	$—	$—
Index fund	604,028	604,028	—	—
Large cap funds	527,868	527,868	—	—
Mid cap growth funds	291,095	291,095	—	—
Small cap growth funds	795,036	795,036	—	—
International fund	97,426	97,426	—	—

Total mutual funds	2,864,333	2,864,333	—	—

Interest in Common/Collective Trusts:
Equity funds	779,366	—	779,366	—
Fixed income equity funds	166,915	—	166,915	—
Guaranteed Investment Contracts (GICs)	2,144,989	—	2,144,989	—

Total interest in Common/Collective Trusts	3,091,270	—	3,091,270	—

Northfield Bancorp, Inc Stock Fund	5,516,710	5,516,710	—	—

	$11,472,313	$8,381,043	$3,091,270	$—

Northfield Bank Employee Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009
6.	Tax Status
The Plan has received determination letter from the Internal Revenue Service dated June 19, 2001, stating that the written form of the underlying prototype plan document is qualified under Section 401(b) of the Internal Revenue Code (the Code), that any employer adopting this form of the Plan will be considered to have a plan qualified under Section 401(a) of the Code. Therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. In April of 2010, the Plan administrator submitted a request for a new determination letter from the Internal Revenue Services for the underlying prototype plan. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by federal and state tax authorities. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions, however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.
7.	Plan Termination
The Bank has not expressed any intention to discontinue the Plan, however, it has the right under the Plan to terminate or discontinue employee contributions to the Plan subject to the provisions of ERISA. In the event of plan termination, plan participants will become 100% vested in their Company contribution accounts and are entitled to full distribution of such amounts.
8.	Party-in-Interest Transactions
At December 31, 2010 and 2009, the Plan held 430,164 and 408,382 units, respectively, of the Northfield Bancorp, Inc. Stock Fund. At December 31, 2010 and 2009, the Northfield Bancorp, Inc. Stock Fund held 413,732 and 390,617 shares, respectively, of Northfield Bancorp, Inc. common stock.

Northfield Bank Employee Savings Plan
Schedule H, Part IV — Line 4i
Schedule of Assets Held at End of Year
ID# 13-5578494; Plan# 002
December 31, 2010

		(c) Description of
		Investment Including
		Maturity Date, Rate
	(b) Identity of Issuer, Borrower	of Interest, Collateral,		(e) Current
*(a)	Lessor or Similar Party	Par, or Maturity Value	(d) Cost **	Value
	Mutual Funds
	Invesco Capital Development Fund A	310 shares	**	$5,085
	Alger Midcap Growth Institutional Fund	14,065 shares	**	199,718
	American Beacon Lg Cap Value Inv	17,836 shares	**	330,507
	Federated Kaufmann Fund A	11,619 shares	**	63,788
	Neuberger Berman Genesis Fund	16,058 shares	**	765,028
	Pimco Total Return Fund	48,160 shares	**	522,538
	SSgA S&P500 Index Fund	36,590 shares	**	756,684
	T. Rowe Price Growth Stock Fund	3,585 shares	**	113,060
	T. Rowe Price 2010	714 shares	**	10,907
	T. Rowe Price 2015	1,137 shares	**	13,492
	T. Rowe Price 2020	3 shares	**	56
	T. Rowe Price 2025	1 shares	**	8
	T. Rowe Price 2030	1 shares	**	4
	T. Rowe Price 2035	1 shares	**	12
	T. Rowe Price 2040	47 shares	**	814
	T. Rowe Price 2045	704 shares	**	8,149
	T. Rowe Price 2050	1 shares	**	4
	Wells Fargo International Fund	12,272 shares	**	134,011

	Total Mutual Funds			2,923,865

	Sunrise Retirement Balanced Equity Fund	31,274 shares	**	350,578
	Sunrise Retirement Balanced Fund	41,476 shares	**	482,368
	Sunrise Retirement Income Fund	6,159 shares	**	73,293
	Wells Fargo Stable Return Fund J	52,984 shares	**	2,372,313

	Total Interest in Common/Collective Trusts			3,278,552

*	Northfield Bancorp, Inc. Stock Fund	430,164 shares	**	5,792,761

				$11,995,178

	Notes receivable from participants	Interest ranging from 3.25% to 8.25%		397,384

*	Party-in-interest

**	Cost omitted for participant directed investments
See Report of Independent Registered Public Accounting Firm

Northfield Bank Employee Savings Plan
Index to Exhibits

		Page of Sequentially
Exhibit Number	Description	Number Pages
23.1	Consent of Independent Registered Public Accounting Firm	14

SIGNATURE
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be undersigned on its behalf by the undersigned, hereunto duly authorized.

NORTHFIELD BANK EMPLOYEE SAVINGS PLAN
DATE: June 23, 2011	By:	/s/ Steven M. Klein
Steven M. Klein
Chief Operating Officer and Chief Financial Officer Northfield Bancorp, Inc.